UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE § 240.13d-2(a)
(Amendment No. 2)
Mediware Information Systems, Inc.

(Name of Issuer)
Common Stock, par value $0.10 per share

(Title of Class of Securities)
584946107

(CUSIP Number)
John Billowits
20 Adelaide Street East, Suite 1200
Toronto, ON M5C 2T6
(416) 861-0630

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 15, 2008

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
(Continued on following pages)

CUSIP No.	584946107	13D	Page	2	of	20	Pages

1	NAMES OF REPORTING PERSONS Constellation Software Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,375,897

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,056,565

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,375,897

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	584946107	13D	Page	3	of	20	Pages

1	NAMES OF REPORTING PERSONS Mark Leonard

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,375,897

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		318,632

WITH	10	SHARED DISPOSITIVE POWER

1,056,565

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,375,897

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	584946107	13D	Page	4	of	20	Pages

1	NAMES OF REPORTING PERSONS Dexter Salna

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		700

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		700

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

700

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*Less than .1%

CUSIP No.	584946107	13D	Page	5	of	20	Pages
This Amendment No. 2 (“Amendment No. 2”) amends the statement on Schedule 13D initially filed on April 15, 2008 (the “Original Filing”) by Constellation Software Inc. (“Constellation”), as amended by Amendment No. 1 filed on May 21, 2008 (“Amendment No. 1,” together, with the Original Filing, the “Previous Filings”) with respect to common stock, $.10 par value (the “Shares”), of Mediware Information Systems, Inc. (the “Issuer”). Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Previous Filings. This Amendment No. 2 is being made to disclose the acquisition of additional securities of the Issuer by Constellation’s President Mark Leonard and Dexter Salna, President of the Homebuilder Operating Group, a wholly-owned subsidiary of Constellation. Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported by Constellation in the Previous Filings.
ITEM 1. Security and Issuer.
Not Applicable.
ITEM 2. Identity and Background.
Item 2 of the Previous Filings is hereby amended and restated in its entirety as follows:
(a)-(f) This statement is being filed by Constellation Software Inc. (“Constellation”), an Ontario corporation with its principal business address and principal office located at 20 Adelaide St. East, Suite 1200, Toronto, Ontario, Canada M5C 2T6, Mark Leonard, President of Constellation and Dexter Salna, President of the Homebuilder Operating Group, a wholly-owned subsidiary of Constellation (collectively, the “Reporting Persons”). Attached hereto as Exhibit A, and incorporated herein by reference, is a Joint Filing Agreement among the Reporting Persons indicating that this statement is filed on behalf of each of such Reporting Person. The principal business address of Mark Leonard is Constellation Software Inc., 20 Adelaide St. East, Suite 1200, Toronto, Ontario, Canada M5C 2T6. The principal business address of Dexter Salna is Homebuilder Operating Group, 75 Frontenac Dr., Markham, Ontario, Canada L3R 6H2. The principal business of Constellation is to acquire, manage and build vertical market software businesses. Generally these businesses provide mission critical software to selected customers in both the public and private sectors. Some of the industries served include public transit authorities, municipal utilities, public housing authorities, district attorneys, private clubs, residential home builders, constructions companies and manufacturers.
          The name, position, and present principal occupation of each of the principal executive officers of Constellation are as follows: Mark Leonard is the President, John Billowits is the Chief Financial Officer and Secretary, Mark Miller is the Chief Operating Officer and Bernard Anzarouth is the Vice President of Business Development. The principal business address of these officers is c/o Constellation Software Inc., 20 Adelaide St. East, Suite 1200, Toronto, Ontario, Canada M5C 2T6. All of Constellation’s principal executive officers are Canadian citizens. The name, present principal occupation, and principal business address of each of the directors of Constellation are attached as Appendix A .
          Constellation is a publicly traded corporation with its shares listed on the Toronto Stock Exchange. In addition to Mark Leonard, parties that may be deemed to control Constellation consist of its two most significant shareholders, (i) OMERS Administration Corporation, an Ontario statutory non-share capital corporation with principal executive offices at One University Avenue, Suite 1000, Toronto, ON M5J 2P1 (“OMERS”), which holds shares of Constellation through its wholly-owned subsidiary OMERS Capital Partners CSI Investment Holdings, an Ontario corporation with its principal executive offices at Royal Bank Plaza, South Tower, Suite 2010, 200 Bay Street, P.O. Box 6, Toronto, Ontario M5J 2J2 Canada (“OMERS Holdings”) and (ii) Birch Hill Equity Partners II, a private equity fund (f/k/a TD Capital Canadian Private Equity Partners) with its principal executive offices at 100 Wellington Street West, 23rd Floor, Toronto, ON M5K 1A1, whose general partner is Birch Hill Equity Partners II Ltd., an Ontario corporation with principal executive offices at 100 Wellington Street West, 23rd Floor, Toronto, ON M5K 1A1 (“Birch Hill Equity”). Birch Hill Equity is a wholly-owned subsidiary of Birch Hill Equity Partners II Holdings Limited an Ontario corporation with principal executive offices at 100 Wellington Street West, 23rd Floor, Toronto, ON M5K 1A1 (“Birch Hill Holdings”). Appendix B lists the name, position, present principal occupation, and principal business addresses of each of the directors and principal executive officers of OMERS Holdings and OMERS. Appendix C lists the name, position, present principal occupation, and principal business addresses of each of the directors and principal executive officers of Birch Hill Equity. Appendix D lists the name, position, present principal occupation, and principal business addresses of each of the directors and principal executive officers of Birch Hill Holdings. Other than as set forth herein, to the knowledge of Constellation, without specific inquiry, none of Constellation’s executive officers listed herein, directors listed on Appendix A, OMERS, OMERS Holdings, Birch Hill Equity, Birch Hill Holdings or any of the individuals set out in Appendix B, Appendix C or Appendix D holds Shares of the Issuer. The directors, executive officers and controlling parties of Constellation may be deemed to beneficially own Shares held by Constellation but disclaim any beneficial ownership except to the extent of any pecuniary interest therein.
          During the past five years, none of Mark Leonard, Dexter Salna, Constellation or, to the knowledge of Constellation without specific inquiry, any of its executive officers listed herein, directors listed on Appendix A , OMERS, OMERS Holdings, Birch Hill Equity, Birch Hill Holdings or the individuals listed on Appendix B , Appendix C , and Appendix D hereto: (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.	584946107	13D	Page	6	of	20	Pages
ITEM 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Previous Filings is hereby amended and restated in its entirety as follows:
          Constellation used an aggregate of $6,155,972 to purchase the Shares. $2,402,774 came from Constellation’s available working capital and $3,753,198 came from an existing working capital line of credit with the Bank of Montreal.
     Mark Leonard used an aggregate of $1,255,209 in cash of his personal funds to purchase the Shares.
     Dexter Salna used an aggregate of $2,744 in cash of his personal funds to purchase the Shares.
ITEM 4. Purpose of Transaction.
Item 4 of the Previous Filings is hereby amended and restated in its entirety as follows:
          The Shares reported herein as beneficially owned by the Reporting Persons were acquired for investment purposes.
          The Reporting Persons intend to review and evaluate their investments in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors, other investment opportunities available to the Reporting Persons, price levels of the Shares, and conditions in the securities and financing markets and the economy in general, and subject to any applicable legal and contractual restrictions on their ability to do so, the Reporting Persons may retain or seek to increase their holdings of the Issuer’s Shares or dispose of some or all of their holdings of the Issuer’s Shares, or otherwise encourage actions that the Reporting Persons believe in their judgment will enhance shareholder value. The Reporting Persons may engage in communications with the management and board of directors of the Issuer in connection with any of the foregoing.
ITEM 5. Interest in Securities of the Issuer.
Item 5 of the Previous Filings is hereby amended and restated in its entirety as follows:
(a)-(b) The Shares that may be deemed beneficially owned by the Reporting Persons for purposes of Section 13(d) of the Securities Exchange Act of 1934 is 1,375,897, which represents 17.9% of the outstanding Shares. This percentage is based upon 7,672,000 Shares outstanding as of October 20, 2008 as listed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2008. Constellation has shared power to control the vote of 1,375,897 Shares and shared power to dispose of 1,056,565 Shares. Mark Leonard has shared power to control the vote of 1,375,897 Shares and shared power to dispose of 1,056,565 Shares and sole power to dispose of 318,632 Shares. Dexter Salna has shared power to control the vote of 700 Shares and sole power to dispose of 700 Shares. The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.
          Other than as set forth herein, to the knowledge of Constellation, without specific inquiry, none of Constellation’s executive officers listed herein, directors listed on Appendix A , OMERS, OMERS Holdings, Birch Hill Equity, Birch Hill Holdings or any of the individuals set out in Appendix B , Appendix C or Appendix D holds Shares of the Issuer. The directors, executive officers and controlling parties of Constellation may be deemed to beneficially own Shares held by Constellation but disclaim any beneficial ownership except to the extent of any pecuniary interest therein.
(c)	Constellation has not effected any transactions in Shares of the Issuer in the last sixty 60 days. All transactions in Shares of the Issuer made by Mark Leonard were open market purchases as follows:

		Average Price
		(excluding
Date	Number of Shares	commission)
October 15, 2008	4,900	$4.00
October 21, 2008	5,120	$5.00
October 23, 2008	10,000	$4.65
October 24, 2008	511	$3.89
October 27, 2008	8,801	$4.00
October 28, 2008	40,000	$4.10
October 29, 2008	249,300	$3.86
All transactions in Shares of the Issuer made by Dexter Salna were open market purchases as follows:

		Average Price
		(excluding
Date	Number of Shares	commission)
November 3, 2008	700	$3.92

CUSIP No.	584946107	13D	Page	7	of	20	Pages
(d)	To the knowledge of Constellation, without specific inquiry, none of the directors, officers or controlling parties of Constellation have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, its securities. To the knowledge of Mark Leonard and Dexter Salna, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, his securities.

(e)	Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not Applicable.
ITEM 7. Material to be Filed as Exhibits.
The following documents are filed as Exhibits to this statement:

Exhibit A	Joint Filing Agreement, dated November 14, 2008, by and among Constellation, Mark Leonard and Dexter Salna.

CUSIP No.	584946107	13D	Page	8	of	20	Pages
SIGNATURE
          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2008

CONSTELLATION SOFTWARE INC.

By:	/s/ John Billowits Name: John Billowits
Title: Chief Financial Officer

Dated: November 14, 2008

MARK LEONARD
By:	/s/ Mark Leonard Name: Mark Leonard

Dated: November 14, 2008

DEXTER SALNA
By:	/s/ Dexter Salna Name: Dexter Salna

CUSIP No.	584946107	13D	Page	9	of	20	Pages
EXHIBIT A
JOINT FILING AGREEMENT
     Pursuant to Rule 13d-1(k), promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission this Statement on Schedule 13D (the “Statement”) to which this Joint Filing Agreement (the “Agreement”) is attached as an exhibit and any future amendments thereto, and agree that such Statement is filed on behalf of each of them.
IN WITNESS WHEREOF, the undersigned have executed this Agreement.
Dated: November 14, 2008

CONSTELLATION SOFTWARE INC.

By:	/s/ John Billowits Name: John Billowits
Title: Chief Financial Officer

MARK LEONARD

By:	/s/ Mark Leonard Name: Mark Leonard

DEXTER SALNA

By:	/s/ Dexter Salna Name: Dexter Salna

CUSIP No.	584946107	13D	Page	10	of	20	Pages
APPENDIX A
PRINCIPAL BUSINESS ADDRESSES AND PRINCIPAL OCCUPATIONS OF DIRECTORS OF
CONSTELLATION

Directors:

Michael Mazan	Stephen J. Dent
Senior Vice President	Chair
Birch Hill Equity Partners Management Inc.	Birch Hill Equity Partners Management Inc.
100 Wellington St West	100 Wellington St West
PO Box 22	PO Box 22
Suite 2300	Suite 2300
Toronto, Ontario M5K 1A1	Toronto, Ontario M5K 1A1
Canada	Canada
Citizenship: Canadian	Citizenship: Canadian

Lisa Melchior	John Young
Managing Director	Managing Director
OMERS Capital Partners Inc.	OMERS Capital Partners Inc.
Royal Bank Plaza,	Royal Bank Plaza,
South Tower,	South Tower,
200 Bay street, Suite 2010,	200 Bay street, Suite 2010,
Box 6, Toronto, Ontario M5J 2J2	Box 6, Toronto, Ontario M5J 2J2
Canada	Canada
Citizenship: Canadian	Citizenship: UK

Brian Aune	Stephen Scotchmer
Private Investor	Private Investor
1800 McGill College Avenue	Royal Trust Tower
Suite 3010	Suite 2526
Montreal QC H3A 3J6	Toronto Dominion Centre
Canada	Toronto, ON M5K 1K2
Citizenship: Canadian	Canada
Citizenship: Canadian

Ian McKinnon	Mark Leonard
President & CEO	President
Certicom Corp.	Constellation Software Inc.
5520 Explorer Drive	20 Adelaide St. East
4th floor	Suite 1200
Mississauga Ontario L4W 5L1	Toronto Ontario, M5C 2T6
Canada	Canada
Citizenship: Canadian	Citizenship: Canadian

CUSIP No.	584946107	13D	Page	11	of	20	Pages
APPENDIX B
INFORMATION REGARDING OMERS HOLDINGS,
ITS DIRECTORS AND EXECUTIVE OFFICERS
Principal Business: Investment Holding Company Principal Address: OMERS Capital Partners, Royal Bank Plaza, South Tower, Suite 2010, 200 Bay Street, P.O. Box 6, Toronto, Ontario M5J 2J2 Canada
Directors:
Paul G. Renaud
Citizenship: Canadian
John Young
Citizenship: UK
Lisa Melchior
Citizenship: Canadian
Executive Officers:
The principal business address of the following executive officers is c/o OMERS Capital Partners, (as above).

Paul G. Renaud	President
Citizenship: Canadian

John Young	Vice President
Citizenship: British

Lisa Melchior	Vice President
Citizenship: Canadian

Chantal Thibault	Secretary
Citizenship: Canadian

Christine A. Sharp	Assistant Secretary
c/o OMERS Administration Corporation
One University Avenue
Suite 700
Toronto ON M5J 2P1
Canada
Citizenship: Canadian

CUSIP No.	584946107	13D	Page	12	of	20	Pages
INFORMATION REGARDING OMERS,
ITS DIRECTORS AND EXECUTIVE OFFICERS
Principal Business: Provider of pension services
Principal Address: OMERS Administration Corporation, 10th Floor, One University Avenue, Toronto, ON M5J 2P1 Canada.
Directors:

David Carrington	Michael Power
Energy Advisor	Mayor
Toronto Hydro Electric System Ltd.	Municipality of Greenstone
Customer Management Service Dept.	P.O. Box 70
5800 Yonge Street, 1st Floor	301 East Street
Toronto ON M2M 3T3	Geraldton ON P0T 1M0
Canada	Canada
Citizenship: Canadian	Citizenship: Canadian

Ed DeSousa	Peter Routliff
Director of Finance & Treasurer	International Representative
Town of Halton Hills	International Brotherhood of Electrical Workers (IBEW)
1 Halton Hills Dr.	300-1450 Meyerside Drive
Halton Hills ON L7G 5G2	Mississauga ON L5T 2N5
Canada	Canada
Citizenship: Canadian	Citizenship: Canadian

Richard Faber	John Sabo
Retiree	Associate Director — Corporate Services &
9962 Pinetree Crescent	Treasurer of the Board
Grand Bend ON N0M 1T0	York Catholic District School Board
Canada	320 Bloomington Road West
Citizenship: Dutch	Aurora ON L4G 3G8
Canada
John Goodwin	Citizenship: Canadian
1177 Yonge Street, Suite 615
Toronto ON M4T 2Y4	Gerard Sequeira
Canada	Director, Finance & Administration
Citizenship: Canadian	Municipal Property Assessment Corporation (MPAC)
1305 Pickering Parkway
Rick Miller	Pickering ON L1V 3P2
Fire Fighter	Canada
Windsor Fire Department	Citizenship: Canadian
815 Goyeau Street
Windsor ON N9A 1H7	Eugene Swimmer
Canada	155 Belmont Avenue
Citizenship: Canadian	Ottawa ON K1S 0V4
Canada
Ann Mulvale	Citizenship: Canadian
247 Overton Place
Oakville ON L6H 1E8	John Weatherup
Canada	President
Citizenship: Canadian	CUPE 4400
Suite 200
David O’Brien	1482 Bathurst Street
President & Chief Executive Officer	Toronto ON M5P 3H1
Toronto Hydro Corporation	Canada
14 Carlton Street, 9th Floor	Citizenship: Canadian
Toronto ON M5B 1K5
Canada	Cameron Weldon
Citizenship: Canadian	Treasurer
City of Toronto
55 John Street
Metro Hall, 14 th Floor
Toronto ON M5V 3C6
Canada
Citizenship: Canadian

CUSIP No.	584946107	13D	Page	13	of	20	Pages
Executive Officers:
The principal business address of the following executive officers, unless otherwise indicated, is c/o OMERS Administration Corporation, (as above). The citizenship of all officers listed is Canadian.

Michael J. Nobrega	President, Chief Executive Officer and Chief Investment Officer

Patrick G. Crowley	Executive Vice President and Chief Financial Officer

John W. Macdonald	Executive Vice President and Chief Operating Officer

Jennifer Brown	Senior Vice President, Pensions

James Donegan	Senior Vice President, Public Investments
c/o OMERS Capital Markets
Royal Bank Plaza
North Tower, Suite 1800
200 Bay Street
Toronto ON M5J 2J2
Canada

Gordon Brandt	Senior Vice President, Human Resources

James A. Roks	Associate General Counsel & Assistant Corporate Secretary

Christine A. Sharp	Assistant Corporate Secretary

Walter Lehman	Assistant Corporate Secretary
c/o OMERS Capital Markets
Royal Bank Plaza
North Tower, Suite 1800
200 Bay Street
Toronto ON M5J 2J2
Canada

CUSIP No.	584946107	13D	Page	14	of	20	Pages
APPENDIX C
INFORMATION REGARDING BIRCH HILL EQUITY,
ITS DIRECTORS AND EXECUTIVE OFFICERS
Principal Business: General Partner (for Private Equity Fund)
Principal Address: Birch Hill Equity Partners Management Inc., 100 Wellington Street West, 23 rd Floor, Toronto, ON M5K 1A1 Canada
Directors:
Joseph P. Wiley
Chief Executive Officer
Birch Hill Equity Partners Management Inc.
100 Wellington Street West
PO Box 22, Suite 2300
Toronto, ON M5K 1A1
Canada
Citizenship: Canadian
Stephen J. Dent
Chair
Birch Hill Equity Partners Management Inc.
100 Wellington Street West
PO Box 22, Suite 2300
Toronto, ON M5K 1A1
Canada
Citizenship: Canadian
John B. MacIntyre
President
Birch Hill Equity Partners Management Inc.
100 Wellington Street West
PO Box 22, Suite 2300
Toronto, ON M5K 1A1
Canada
Citizenship: Canadian
Executive Officers:
The principal business address of the following executive officers is c/o Birch Hill Equity Partners Management Inc. (as above). The citizenship of all officers is Canadian.

Stephen J. Dent	Chairman

John B. MacIntyre	President

Joseph P. Wiley	CEO

Pierre Schuurmans	COO

Lori Evans	General Counsel & Secretary

Peter Zissis	CFO

Michael Mazan	Sr. Vice President

Michael J. Salamon	Sr. Vice President

Paul R. Henry	Sr. Vice President

David Samuel	Sr. Vice President

CUSIP No.	584946107	13D	Page	15	of	20	Pages

William A. Lambert	Sr. Vice President

Kevin E. Godwin	Vice President

John T. Loh	Vice President

William C. Stevens	Vice President

Thecla E. Sweeney	Vice President

Matthew Kunica	Vice President

Irfhan Rawji	Vice President

Marco Petta	Vice President

Rocco Bryan	Vice President

CUSIP No.	584946107	13D	Page	16	of	20	Pages
APPENDIX D
INFORMATION REGARDING BIRCH HILL HOLDINGS,
ITS DIRECTORS AND EXECUTIVE OFFICERS
Principal Business: Holding Company
Principal Address: Birch Hill Equity Partners Management Inc., 100 Wellington Street West, 23 rd Floor, Toronto, ON M5K 1A1
Directors:

Joseph P. Wiley	Pierre Schuurmans
Director	Director
Birch Hill Equity Partners Management	Inc. Birch Hill Equity Partners Management Inc.
100 Wellington Street West	100 Wellington Street West
PO Box 22, Suite 2300	PO Box 22, Suite 2300
Toronto, ON M5K 1A1	Toronto, ON M5K 1A1
Canada	Canada
Citizenship: Canadian	Citizenship: Canadian

Richard H. Greene	Michael Salamon
Director	Director
Birch Hill Equity Partners Management	Inc. Birch Hill Equity Partners Management Inc.
100 Wellington Street West	100 Wellington Street West
PO Box 22, Suite 2300	PO Box 22, Suite 2300
Toronto, ON M5K 1A1	Toronto, ON M5K 1A1
Canada	Canada
Citizenship: Canadian	Citizenship: Canadian
Executive Officers:
The principal business address of the following executive officers is c/o Birch Hill Equity Partners Management Inc. (as above). The citizenship of all officers is Canadian.

Stephen J. Dent	Chairman

John B. MacIntyre	President

Joseph P. Wiley	CEO

Pierre Schuurmans	COO

Peter Zissis	CFO

Lori Evans	General Counsel & Secretary

William A. Lambert	Sr. Vice President

Michael Mazan	Sr. Vice President

Michael J. Salamon	Sr. Vice President

Paul R. Henry	Sr. Vice President

David Samuel	Sr. Vice President

John T. Loh	Vice President

Thecla E. Sweeney	Vice President

Irfhan Rawji	Vice President

CUSIP No.	584946107	13D	Page	20	of	20	Pages

Bryan Rocco	Vice President

Kevin E. Godwin	Vice President

William C. Stevens	Vice President

Matthew Kunica	Vice President

Marco Petta	Vice President